FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on December 18, 2013

Tel Aviv, December 18, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced that IDB Holding Corporation Ltd. ("IDBH") and Discount Investment Corporation Ltd. ("DIC") announced that the Tel Aviv-Jaffa District Court ruled in favor of a creditor arrangement of IDBH's creditors.

According to the ruling, the creditor arrangement approved is based on a joint proposal of groups under the control of Eduardo Elsztain and Mordechai Ben-Moshe (the "Elsztain-Xtra Group"). Should the creditor arrangement be executed, the Elsztain-Xtra Group will become the controlling shareholder of IDBH's subsidiary, IDB Development Corporation Ltd., which is the parent company of DIC, Elron's parent company. According to the ruling, the arrangement will go into effect only on the condition that the Israel Securities Authority, the Official Receiver and the court-appointed observer deem that sufficient information on the Elsztain-Xtra Group was disclosed, pertaining to the nature of the Elsztain-Xtra Group's controlling shareholders, its ability to control the corporations in question, and its financial resources. The ruling determined that the observer must submit a report on the execution of the above by December 29, 2013. The verdict also determined that such execution does not preclude the need to obtain any approvals required by law, including approvals by the Capital Market Commissioner, the Ministry of Communication, the Tel Aviv Stock Exchange Ltd., and the Tax Authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 18, 2013